Mail Stop 3561

January 22, 2009

Kenneth D. Tuchman, Chief Executive Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

> **Re: TeleTech Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed July 16, 2008**
> **File No. 1-11919**

Dear Mr. Tuchman:

We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. David Hershberger, Esq.
TeleTech Holdings, Inc.
Via Facsimile